

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATH
Greece



05009258


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2005
WASH, D.C.
213
SECTION

BY COURIER

No/Date : F/DΥ 371 / 17-6-05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Balance Sheets as at March 31,2005 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- The Balance Sheets as at March 31,2005 of Public Power Corporation S.A.

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED AND STAND ALONE BALANCE SHEETS
31st March, 2005 and 31st December, 2004,
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	CONSOLIDATED		**STAND ALONE**	
	31/3/2005 UNAUDITED	**31/12/2004 AUDITED**	**31/3/2005 UNAUDITED**	**31/12/2004 AUDITED**
ASSETS				
Non-Current Assets:				
Property, plant and equipment, net	9.711.391	9.717.147	9.711.384	9.717.140
Software, net	6.804	8.281	6.804	8.281
Investments in associates	14.891	17.372	23.000	25.733
Other non-current assets	9.097	9.652	9.097	9.652
Deferred tax assets	74.896	87.487	74.896	87.487
Total non-current assets	9.817.079	9.839.939	9.825.181	9.848.293
Current Assets:				
Materials, spare parts and supplies, net	578.320	582.669	578.320	582.669
Trade receivables, net	735.803	660.437	735.803	660.437
Other receivables, net	95.116	68.789	95.725	69.408
Other current assets	9.286	7.781	9.286	7.781
Marketable and other securities	30.488	28.439	30.488	28.439
Cash and cash equivalents	37.893	28.071	30.386	20.274
Total current assets	1.486.906	1.376.186	1.480.008	1.369.008
Total assets	11.303.985	11.216.125	11.305.189	11.217.301
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1.067.200	1.067.200	1.067.200	1.067.200
Share premium	106.679	106.679	106.679	106.679
Legal reserve	33.319	33.319	33.319	33.319
Revaluation surplus	3.143.555	3.145.640	3.143.555	3.145.640
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947.342)	(947.342)	(947.342)	(947.342)
Reserves	244.111	242.062	244.111	242.062
Retained earnings	693.631	577.851	694.902	579.045
Total equity	4.341.153	4.225.409	4.342.424	4.226.603
Non-Current Liabilities:				
Interest bearing loans and borrowings	3.108.749	3.107.427	3.108.749	3.107.427
Post retirements benefits	226.897	226.637	226.897	226.637
Provisions	217.154	216.396	217.154	216.396
Deferred customers' contributions and subsidies	1.426.081	1.421.145	1.426.081	1.421.145
Other non-current liabilities	392.888	386.794	392.888	386.794
Total non-current liabilities	5.371.769	5.358.399	5.371.769	5.358.399
Current Liabilities:				
Trade and other payables	733.025	793.669	732.958	793.654
Short-term borrowings	62.800	187.050	62.800	187.050
Current portion of interest bearing loans and borrowings	474.979	397.157	474.979	397.154
Derivative liability	25.014	28.475	25.014	28.475
Dividends payable	14	211	14	211
Income tax payable	167.798	120.845	167.798	120.845
Accrued and other current liabilities	127.433	104.910	127.433	104.910
Total current liabilities	1.591.063	1.632.317	1.590.996	1.632.299
Total liabilities and equity	11.303.985	11.216.125	11.305.189	11.217.301

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED 31st MARCH, 2005 AND 2004, UNAUDITED
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro - except per share data)

	2005 UNAUDITED	2004 UNAUDITED	
REVENUES:			
Revenue from energy sales	1.005.141	967.815	
Other	74.605	75.525	
	1.079.746	1.043.340	
EXPENSES:			
Payroll cost	226.330	213.309	
Lignite	158.029	141.190	*
Liquid fuel	107.395	88.160	
Natural gas	73.817	76.991	
Depreciation and amortization	112.659	115.295	
Energy purchases	44.512	36.074	
Materials and consumables	24.068	29.059	
Transmission system usage	63.146	63.947	
Utilities and maintenance	12.554	19.069	
Third party fees	4.640	5.239	
Emission allowances	19.484	-	
Provision for risks	948	1.250	
Provision for slow-moving materials	632	2.025	
Allowance for doubtful balances	2.548	2.268	
Other expenses	19.595	12.814	
PROFIT FROM OPERATIONS	209.389	236.650	
Financial expenses	(37.590)	(44.155)	
Financial income	5.590	2.542	
Share of loss of associates	(2.696)	(3.189)	
Foreign currency gains/ (losses), net	(996)	(6.275)	
Other income/ (expense), net	1.704	697	
PROFIT BEFORE TAX	175.401	186.270	
Income tax expense	(59.544)	(70.643)	
PROFIT AFTER TAX	115.857	115.627	
Earnings per share, basic and diluted	0,50	0,50	
Weighted average number of shares	232.000.000	232.000.000	

* An amount of € 4.151 which represents the lignite levy has been reclassified from "Other Expenses" to "Lignite" in 1st quarter 2004 balances, for comparison purposes with 1st quarter 2005 results.

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED AND STAND ALONE STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED 31st MARCH, 2005 AND 2004, UNAUDITED
(All amounts in thousands of Euro)

	CONSOLIDATED		STAND ALONE	
	2005 UNAUDITED	**2004 UNAUDITED**	**2005 UNAUDITED**	**2004 UNAUDITED**
Sales	1.074.054	1.040.040	1.074.054	1.040.040
Cost of sales	622.506	558.430	622.506	558.430
Gross operating results	451.548	481.610	451.548	481.610
Other operating income	6.510	3.932	6.510	3.917
Administrative expenses	37.324	32.119	37.261	32.064
Selling expenses	83.377	77.662	83.377	77.662
Profit before tax, financing and investing activities and depreciation and amortization	337.357	375.761	337.420	375.801
Depreciation and amortization	126.264	138.413	126.264	138.413
Profit before tax, financing and investing activities	211.093	237.348	211.156	237.388
Financial expenses	37.590	44.155	37.590	44.155
Financial income	5.590	2.541	5.565	2.541
Foreign currency gains/(losses), net	(996)	(6.275)	(996)	(6.275)
Share of (loss)/gain of associates	(2.696)	(3.189)	(2.734)	(3.229)
PROFIT BEFORE TAX	175.401	186.270	175.401	186.270
Income tax expense	(59.544)	(70.643)	(59.544)	(70.643)
PROFIT AFTER TAX	115.857	115.627	115.857	115.627
Are distributed to :				
Company's shareholders	115.857	115.627	115.857	115.627
Minority Interests	-	-	-	-
Earnings per share, basic and diluted (In Euro)	0,50	0,50	0,50	0,50

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED AND STAND ALONE STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31st MARCH, 2005 AND 2004, UNAUDITED
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	CONSOLIDATED		STAND ALONE	
	2005 UNAUDITED	2004 UNAUDITED	2005 UNAUDITED	2004 UNAUDITED
Cash Flows from Operating Activities				
Profit before tax	175.401	186.270	175.401	186.270
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	156.603	164.876	156.603	164.876
Amortization of customers' contributions and subsidies	(30.339)	(26.463)	(30.339)	(26.463)
Fair value (gain)/ loss of derivative instruments	(3.461)	6.978	(3.461)	6.978
Share of loss of associates	2.696	(3.196)	2.734	(3.196)
Interest income	(2.104)	(2.542)	(2.104)	(2.542)
Sundry provisions	6.972	5.929	7.306	5.972
Unrealised foreign exchange gains on interest bearing loans and borrowings	1.031	3.176	1.031	3.176
Unbilled revenue	(24.726)	-	(24.726)	-
Amortization of loan origination fees	555	-	555	-
Interest expense	34.255	38.311	34.255	38.311
Operating profit before working capital changes	316.883	373.339	317.255	373.382
(Increase)/ Decrease in:				
Accounts receivable, trade and other	(79.219)	(65.769)	(79.249)	(65.778)
Other current assets	(1.505)	(1.354)	(1.505)	(1.354)
Materials, spare parts and supplies	6.563	(12.165)	6.563	(12.165)
Other non-current assets	-	(594)	-	(594)
Increase/ (Decrease) in:				
Accounts payable	(60.644)	(28.334)	(60.696)	(28.304)
Other non-current liabilities	6.094	5.750	6.094	5.750
Accrued liabilities excluding bank loan interest	33.916	39.264	33.916	39.264
Net Cash from Operating Activities	222.088	310.137	222.378	310.201
Cash Flows from Investing Activities				
Interest received	2.104	2.542	2.104	2.542
Capital expenditure for fixed assets and software	(157.971)	(171.774)	(157.971)	(171.774)
Disposal of fixed assets and software	582	3.514	582	3.514
Proceeds from customers' contributions and subsidies	35.275	37.245	35.275	37.245
Investments	-	(5.000)	-	(5.000)
Net Cash used in Investing Activities	(120.010)	(133.473)	(120.010)	(133.473)
Cash Flows from Financing Activities				
Net change in short-term borrowings	(124.250)	(35.100)	(124.250)	(35.100)
Proceeds from interest bearing loans and borrowings	150.000	200.000	150.000	200.000
Principal payments of interest bearing loans and borrowings	(71.887)	(309.220)	(71.887)	(309.220)
Interest paid	(46.105)	(37.717)	(46.105)	(37.717)
Dividends paid	(14)	-	(14)	-
Net Cash used in Financing Activities	(92.256)	(182.037)	(92.256)	(182.037)
Net decrease in cash and cash equivalents	9.822	(5.373)	10.112	(5.309)
Cash and cash equivalents at beginning of year	28.071	27.493	20.274	24.389
Cash and cash equivalents at end of year	37.893	22.120	30.386	19.080

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 31st MARCH , 2005, UNAUDITED
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(Expressed in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Reserves			Retained Earnings/ (Accumulated Deficit)	Total Equity
						Marketable Securities Valuation Surplus	Tax-free and Other Reserve	Reserves Total		
Balance, 31st December 2004	1.067.200	106.679	33.319	3.145.640	(947.342)	18.278	223.784	242.062	577.851	4.225.409
Net income for the year		0	0	0	0	0	0	0	115.857	115.857
Dividends		0	0	0	0	0	0	0	0	0
Transfers		0	0	(2.085)	0	0	0	0	0	(2.085)
Valuation of marketable securities		0	0	0	0	2.049	0	2.049	0	2.049
Other		0	0	0	0	0	0	0	(77)	(77)
Balance, 31st March 2005	1.067.200	106.679	33.319	3.143.555	(947.342)	20.327	223.784	244.111	693.631	4.341.153

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 31st MARCH , 2004, UNAUDITED
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(Expressed in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Reserves			Retained Earnings/ (Accumulated Deficit)	Total Equity
						Marketable Securities Valuation Surplus	Tax-free and Other Reserve	Reserves Total		
Balance, 31st December 2003	1.067.200	106.679	21.116	2.543.342	(947.342)	9.640	211.561	221.201	471.558	3.483.754
Net income for the year		0	0	0	0	0	0	0	115.627	115.627
Dividends		0	0	0	0	0	0	0	(162.400)	(162.400)
Valuation of marketable securities		0	0	0	0	830	0	830	0	830
Balance, 31st March 2004	1.067.200	106.679	21.116	2.543.342	(947.342)	10.470	211.561	222.031	424.785	3.437.811

PUBLIC POWER CORPORATION S.A.

STAND ALONE STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 31st MARCH , 2005, UNAUDITED
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(Expressed in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Reserves			Retained Earnings/ (Accumulated Deficit)	Total Equity
						Marketable Securities Valuation Surplus	Tax-free and Other Reserve	Reserves Total		
Balance, 31st December 2004	1.067.200	106.679	33.319	3.145.640	(947.342)	18.278	223.784	242.062	579.045	4.226.603
Net income for the year		0	0	0	0	0	0	0	115.857	115.857
Dividends		0	0	0	0	0	0	0	0	0
Transfers		0	0	(2.085)	0	0	0	0	0	(2.085)
Valuation of marketable securities		0	0	0	0	2.049	0	2.049	0	2.049
Other		0	0	0	0	0	0	0	0	0
Balance, 31st March 2005	1.067.200	106.679	33.319	3.143.555	(947.342)	20.327	223.784	244.111	694.902	4.342.424

PUBLIC POWER CORPORATION S.A.

STAND ALONE STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 31st MARCH , 2004, UNAUDITED
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(Expressed in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Reserves			Retained Earnings/ (Accumulated Deficit)	Total Equity
						Marketable Securities Valuation Surplus	Tax-free and Other Reserve	Reserves Total		
Balance, 31st December 2003	1.067.200	106.679	21.116	2.543.342	(947.342)	9.640	211.561	221.201	472.237	3.484.433
Net income for the year		0	0	0	0	0	0	0	115.627	115.627
Dividends		0	0	0	0	0	0	0	(162.400)	(162.400)
Valuation of marketable securities		0	0	0	0	830	0	830	0	830
Balance, 31st March 2004	1.067.200	106.679	21.116	2.543.342	(947.342)	10.470	211.561	222.031	425.464	3.438.490

PUBLIC POWER CORPORATION S.A.

STATEMENT OF CHANGES IN EQUITY
(All amounts in thousands of Euro)

	CONSOLIDATED		STAND ALONE	
	31/3/2005	**31/3/2004**	**31/3/2005**	**31/3/2004**
Equity at the beginning of the year (1/1/2005 and 1/1/2004, respectively)	4.225.409	3.483.754	4.226.603	3.484.433
Dividends distributed	0	(162.400)	0	(162.400)
Net gains and losses recognised directly in equity	2.049	830	2.049	830
Profit after tax	115.857	115.627	115.857	115.627
Expenses recognised in equity	(2.162)	0	(2.085)	0
Equity at the end of the year (31/3/2005 and 31/3/2004, respectively)	4.341.153	3.437.811	4.342.424	3.438.490

Segment Information
(All amounts in thousands of Euro)

	Mining		Generation		Transmission		Distribution		Eliminations		Consolidated	
3month period	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Total revenues	**195.497**	**219.363**	**754.991**	**731.422**	**58.038**	**58.753**	**1.014.966**	**977.849**	**(943.746)**	**(944.047)**	**1.079.746**	**1.043.340**
Result												
Segment result, profit	23.275	27.948	101.655	128.493	15.255	21.795	75.502	55.378			215.687	233.614
Financial Expenses											(37.590)	(44.155)
Share of loss of associates											(2.696)	(3.189)
Income taxes											(59.544)	(70.643)
Net profits											**115.857**	**115.627**
Inter-segment costs	12.001	11.622	202.560	226.141	551	533	728.634	705.751	(943.746)	(944.047)	0	0

Additional data and information:

1. The Group's companies with their respective addresses and participation percentages, that are included in the consolidated financial statements are listed below :

PPC S.A.	Parent Company	30, Chalkokondyli str. Athens, Greece 104 32
PPC Renewable Sources S.A.	100%	56-58, Agisilaou str. Athens, Greece 104 36
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	57, Veranzerou str. Athens, Greece 104 38
PPC Telecommunications S.A.	100%	89, Dyrahiou str. Athens Greece 104 43
PPC KRITI S.A.	100%	56-58, Agisilaou str. Athens Greece 104 36

The above -mentioned companies have been fully consolidated.

2. The Parent Company has been audited by the tax authorities up to December 31, 2000.
3. a) In accordance with article 15 of Law 3229/2004 the Parent Company has proceeded to a revaluation of its real estate assets as of December 31, 2004, which was conducted by a renowned firm of independent appraisers, in accordance with IFRS. The results of the revaluation of Land and Buildings were recorded in the Parent Company's books on December 31, 2004. Depreciation for the above mentioned revaluation has been conducted based on the assets' remaining useful life.
   b) In addition, the Parent Company proceeded to a revaluation of its other assets (Plant and Machinery, Technical Works and Land improvement, Other equipment) as of December 31, 2004, using the same firm of independent appraisers.
   Given that the recording of the revaluation of the above mentioned assets in the Parent Company's books is not yet completed, the amount of depreciation for the period 01/01/2005 – 31/03/2005 is based on estimates. Those estimates have been derived using rates resulting from the assets' remaining useful life, as determined by the independent appraiser, on the value of those assets. In case that a potential revaluation decrease arise, it will be charged against the results for the financial year 2005.
4. There was no change in the accounting principles for the audited financial statements for the year ended on December 31, 2004 apart from the calculation of depreciation (Note 3).
5. In April 2005, Public Power Corporation participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. The contract awarding is expected to be announced by the Bulgarian Privatization Agency. The price PPC offered amounted to

Euro 70.9 million. PPC also intends to proceed to a capital increase of Euro 30 million approximately in order to support the company's development.

6. There are no liens against the Parent Company's fixed assets, which could materially affect the Parent Company's financial position.
7. Adequate provisions have been established for all litigation.
8. Payroll includes 27.794 employees out of which 154 employees work exclusively for the Hellenic Transmission System Operator and for which the Company is compensated. The Group's payroll includes 27.795 employees.
9. Sales of the Company to its subsidiaries, since January 1st, 2005 amount to Euro 8.000, approximately. The Company claims Euro 1.257,6 thousands from its subsidiaries at March 31, 2005.
10. Capital expenditure of the Parent Company for the period, amounted to Euro 158 million, approximately.
11. Since January 1st, 2005 the Parent Company is informed of its ratio of CO_2 emissions according to the National Allocation Plan, for which the European Commission's approval is pending. The Company's calculations have been conducted on the basis of estimates concerning the volume of the requisite emission allowances and their price at March 31, 2005.

Public Power Corporation S.A. - File No 82-34707




SEC MAIL PROCESSING
RECEIVED
JUN 23 2005
WASH, D.C.
213
SECTION

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

No/Date : 5/DI:372/17-6-05

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 3M 2005 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press Release of 3M 2005 results (IFRS)

Public Power Corporation's Chief Executive, Dimitris Maniatakis said:

"Expenditure related to the first time implementation of the Kyoto Protocol as well as the considerable increase in fuel prices and in the expenditure for energy purchases, have impacted profitability for 1Q 2005. The relevant burden totaled approximately € 44m. Positive developments with respect to financial magnitudes, the improvement of operational efficacy, as well as the change in the income tax rate to 32%, entirely offset the burden in question. Management is targeting for a further increase in productivity in order to achieve higher profitability".

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.

In accordance with relevant provisions, data pertaining to the Balance Sheet, the Income Statement, the Cash Flow Statement and the Statement of Changes in Equity, according to IFRS, shall be published in the newspapers "Kerdos" and "Elephtheros Typos" on Saturday, June18, 2005. Same data shall also be published in the Company's web site (www.dei.gr) on Friday June 17, 2005, after the close of the Athens Stock Exchange session.

Athens, 17-6-2005

Summary Profit & Loss (Euro m)

	1Q 2005 Unaudited	1Q 2004 Unaudited	Δ (%)
Total Revenues	1.079,7	1.043,3	3,5%
Total Operating Expenses (excl. depreciation)	744,0	668,2	11,3%
Total Payroll Expenses	294,7	277,9	6,0%
Total Fuel Expenses	181,2	165,2	9,7%
Energy Purchases	44,5	36,1	23,3%
Transmission System Usage	63,1	63,9	-1,3%
Other Operating Expenses	160,5	125,1	28,3%
(EBITDA)	335,7	375,1	-10,5%
EBITDA Margin (%)	31,1%	36,0%	-13,6%
Depreciation & Amortization	126,3	138,4	-8,7%
Profit from Operations (EBIT)	209,4	236,7	-11,5%
EBIT margin (%)	19,4%	22,7%	-14,5%
Total Financial Expenses	34,0	50,4	-32,5%
- Net Financial Expenses	32,0	41,6	-23,1%
- Foreign Currency Gains/(Losses)	(1,0)	(6,3)	-84,1%
- Other Income	1,7	0,7	142,9%
- Share of loss in associated companies	2,7	3,2	-15,6%
Pre-tax Profits	175,4	186,3	-5,9%
Net Income	115,9	115,6	0,3%
EPS (in Euro)	0,50	0,50	-

Summary Balance Sheet & Capex (Euro m)

	1Q 2005 Unaudited	1Q 2004 Unaudited	Δ (%)
Net Debt	3.578,1	3.755,8	-4,7%
Total Equity	4.337,7	3.437,8	26,2%
Capital Expenditure	158,0	171,8	-8,0%

The first time recognition, in 2005, of the expenditure related to emission of carbon dioxide allowances, represent a significant cost factor reflecting PPC's contribution to the implementation of the Kyoto Protocol, in respect of a safer environment.
This expenditure was calculated on the basis of estimates concerning the volume of the required emission allowances and their respective price as of March 31, 2005.
Furthermore, earnings growth was significantly impacted by the increased fuel costs (an increase of 9,7% compared to 1Q 2004), due to the considerable increase in oil prices.

- EBITDA margin reached 31,1%, compared to 36,0% in 1Q 2004.

- Total Financial Expenses decreased by 32,5% to € 34 m compared to € 50,4 m at 1Q 2004, mainly as a result of debt reduction and an active debt management policy.

- The share of loss in associated companies decreased to € 2,7 m from € 3,2 m in 1Q 2004 and corresponds to PPC's investment in Tellas S.A., the telecommunications company.

- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition and constrained hiring, to 27.640 as compared to approximately 27.930 employees, at the end of 1Q 2004.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (Euro m)

	1Q 2005 Unaudited	1Q 2004 Unaudited	Δ (%)
Total Revenues	1.079,7	1.043,3	3,5%
EBITDA	335,7	375,1	-10,5%
EBITDA Margin	31,1%	36,0%	-13,6%
Profit from Operations (EBIT)	209,4	236,7	-11,5%
EBIT Margin	19,4%	22,7%	-14,5%
Net Income	115,9	115,6	0,3%
EPS (in Euro)	0,50	0,50	-
No. of Shares (m)	232	232	-
Net Debt	3.578,1	3.755,8	-4,7%



PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's 1Q 2005 financial results

- Despite the containment of significant cost components, operating results were reduced by € 27,3 m, a reduction which, as mentioned above, was to a very large extent due to exogenous factors and to the marginal increase in sales. This reduction was to a large extent offset, by the reduction in the financial expenses, which are lower by € 16,4 m compared to 1Q 2004. As a result Profit before tax amounted to €175,4 m, being € 10,9 m or 5,9% lower from the corresponding figure of 1Q 2004.

- Net Income amounted to € 115,9 m and remained at the same level with the corresponding figure in 1Q 2004 (€ 115,6 m). Earnings per share remained stable at € 0,50 .
- Capital expenditure amounted to € 158 m compared to 171,8 m in 1Q 2004.

- The implementation of a consistent and continuing debt reduction policy, resulted in a further reduction of net debt by € 177,7 m, to €3.578,1m, down by 4,7% compared to the corresponding figure in 1Q 2004.

In particular

- Total revenues grew by 3,5% as compared to 1Q 2004 and amounted to € 1.080 m. This small increase in revenues, is attributable to the 1% increase in consumption, which can also be justified by the relatively mild weather conditions prevailing during the first quarter of 2005, as compared to the significantly high consumption recorded in the first quarter of 2004.

- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased to € 335,7 m (-10,5%).Operating Profit decreased to € 209,4 m (-11,5%). This reduction is mainly attributable to :

  a) an amount of € 19,5 m representing the expenditure for the purchase of the required allowances for carbon dioxide emissions,
  b) an amount of € 16 m representing a higher fuel expenditure